

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail
Willis Hale
Peer Review Mediation and Arbitration, Inc.
778 South Military Trail
Deerfield Beach, FL 33442

> **Re: Peer Review Mediation and Arbitration, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed August 4, 2011**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 23, 2011**
> **File No. 333-154898**

Dear Mr. Hale:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

1. Please refer to Rules 8-04 and 8-05 of Regulation S-X and tell us why you have not filed the audited financial statements and pro forma financial information under Item 9.01 of Form 8-K with respect to the acquisition of the assets of Witkop Office Machines, Inc. and Docs in a Row, Inc., the acquisition of the outstanding common stock of Key Vista Associates, Inc. and the acquisition of the assets of Florida Office and Data Systems, Inc. In responding to our comment, please provide your significance computations under Rule 8-04(b) of Regulation S-X. Also, for future reference, please note that if financial statements are required by Item 9.01 of Form 8-K and are not filed in the initial report on Form 8-K reporting the transaction, you should disclose in the initial report when the

required financial statements will be filed. Finally, if you accounted for the acquired assets and assumed liabilities of Witkop Office Machines, Inc. and Florida Office and Data Systems, Inc. as asset purchases please tell us in detail why the acquired assets and liabilities of each of the entities do not constitute a business, as defined in ASC 805-10-20. In doing so, please discuss the guidance in ASC 805-10-55-4 through ASC 805-10-55-9.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

2.   Please discuss the impact of acquisitions on your results of operations, including the impact on specific line items on the Consolidated Statements of Income and Comprehensive Income. For example, where you disclose that sales increased $1.2 million in fiscal year 2010, please quantify the amount of the increase attributable to newly acquired operations. Please also address this comment in your interim filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data, page 27

3.   It appears the financial statements have been revised from the financial statements included in Form 10- K filed June 23, 2011. Please clearly label the revised financial statements as restated or tell us in detail why you believe the revisions to the financial statements do not constitute a restatement. If the financial statements have been restated, please: 1) include a footnote that describes the nature of the errors in the financial statements previously issued; 2) provide the disclosures required ASC 250-10-50-7 through 50-10; and 3) have your independent registered public accountant revise his report to refer to the financial statements as restated and to reference the footnote that includes the required disclosures.

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page 35

4.   Please disclose the basis for stating inventories, e.g., first in first out. Refer to ASC 330-10-50-1. Please also disclose the nature and major categories of inventories, e.g., raw materials, work in process, finished goods. In addition, please explain to us why your inventory balance remained the same at December 31, 2010 and June 30, 2011.

5.   Please tell us if any customers account for 10% or more of your revenue in the years presented. If so, please tell us your consideration of disclosing the total amount of revenue from each such customer, and the segment(s) reporting the revenues. Refer to ASC 280-10-50-42.

Revenue Recognition, page 36

6.   Please revise your disclosure to identify each source of your revenues, and your revenue recognition policy for each source of revenues, e.g., medical transcription and dictation services, billing services, staffing services, and medical consulting services. As it relates to your consulting segment, disclose whether you earn subscription fees, search fees, finder's fees, and/or commissions. Also disclose whether revenues are recorded net based on search fees, finder's fees, commissions and/or subscription fees or gross based on amounts billed to customers for physician services and disclose the basis in GAAP for your accounting. In addition, your revised disclosure should clarify whether you provide a search function to customers that links customers to physicians who provide medical review or litigation support, after which the customer and the physician enter into separate arrangements, or whether the customer engages you to provide the services and you hire the physicians to complete your obligations under the arrangement.

Note 4. Business Acquisition and Asset Purchases, page 38

7.   We note that you recorded an immediate impairment of acquired goodwill recorded in connection with your acquisition of Key Vista. Please tell us the facts and circumstances that support recognition of immediate impairment. Please also tell us how you determined the value of the purchase consideration that resulted in such significant goodwill, particularly the value of common shares issued, whether you had any preexisting relationship with Key Vista and the qualitative factors that make up the goodwill recognized. Please also tell us your consideration of whether you acquired any identifiable intangible assets that should have been recorded at fair value in accounting for the acquisition. Refer to ASC 805-20-25-10 and ASC 805-20-55-2 through ASC 805-20-55-57.

8.   We note that you wrote-off the intellectual property and client intangible assets acquired in the May and December 2010 asset acquisitions. Please tell us the facts and circumstances that support recognition of immediate impairment of the acquired assets given that the assets should have been recorded at fair value. Please also tell us how you determined the value of the purchase consideration in the transactions, particularly the value of common shares issued.

9.   Please tell us your consideration of disclosing the amounts of revenue and earnings of each acquiree (Witkop Office Machines, Inc., Docs in a Row, Inc. and Key Vista Associates, Inc.) since the respective acquisition dates included in the consolidated statements of income and comprehensive income. Refer to ASC 805-10-50-2.h.1.

Item 9A. Controls and Procedures, page 50

Disclosure Controls and Procedures, page 50

10.   You disclose that management evaluated the effectiveness of your disclosure controls and procedures as defined in Exchange Rule 13a-15(e). However, your chief executive and financial officers only concluded that your disclosure controls and procedures are effective to "ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that disclosure controls and procedures are effective.

11.   Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes, as opposed to significant changes, during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Management Report on Internal Control Over Financial Reporting, page 50

12.   We note your disclosure that "[b]ased on an assessment carried out during the period December 29-30, 2010, management believes that, as of December 31, 2010, [your] internal control over financial reporting was effective." We would expect the assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 to continue through at least December 31, 2010, if not beyond this date. Please confirm this is the case or otherwise advise. Please also revise your disclosure regarding the dates of the assessment, as appropriate.

Item 11. Executive Compensation, page 53

13.   Please refer to paragraphs (m) through (r) of Item 402 of Regulation S-K and provide all applicable disclosures.

Item 15. Exhibits, Financial Statement Schedules, page 54

14.   Please file: 1) the Section 302 certifications required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K; and 2) the Section 1350 certifications required by Exchange Act Rule 13a-14(b) or Rule 15d-14b. Additionally, please revise the Section 302 certifications included in your filings on Form

        10-Q and 10-Q/A for the periods ended March 31, 2011 and June 30, 2011 to conform to the exact wording prescribed in Item 601(b)(31)(i) of Regulation S-K.

15.   Please include in your Exhibit index and file as an exhibit, or incorporate by reference as appropriate, the purchase agreements for all material acquisitions including but not limited to the acquisition and purchase agreements related to the Witkop Office Machines, Inc., Docs in a Row, Inc., and Key Vista Associates, Inc. transactions.

<u>Signatures, page 55</u>

16.   The original report on Form 10-K filed June 23, 2011 should have been signed not only by the registrant, but on behalf of the registrant by the principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Please refer to signature page and General Instruction D to Form 10-K and revise to include conforming signatures of the required persons.

<u>Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011</u>

17.   Please submit to the Commission and post on your web site the interactive data files required by Item 601(B)(101)(i) of Regulation S-K.

<u>Item 1. Financial Statements, page 1</u>

<u>Notes to Consolidated Financial Statements, page 13</u>

18.   Please provide sufficient disclosure so that a reader can understand the reasons for significant changes in balance sheet accounts since your most recent annual balance sheet date, such as fixed assets and accumulated depreciation and additional paid in capital. Similarly, please provide disclosure to explain the additional charges you recorded in the interim period for write-offs.

19.   We note you acquired A-1 Environmental Services on January 2, 2011. Please provide all of the applicable disclosures in ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 or tell us why you believe these disclosures are not required. In addition, please tell us your consideration of the requirements of Items 2.01 and 9.01 of Form 8-K and Item 601(b)(10) of Regulation S-K. Please also tell us your consideration of providing the pro forma data required by Rule 8-03(b)(4) of Regulation S-X in a footnote to the financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief